Exhibit 12

Sizeler Property Investors, Inc.

Ratios Table (000's)

	Year ended December 31					Quarter ended June 30, 2003
	1998	1999	2000	2001	2002
Income from continuing operations	2,756	2,347	2,328	2,203	2,842	297
Fixed charges	15,126	15,427	16,588	15,791	14,119	3,497
Capitalized interest	(324)	(161)	(494)	(307)	(490)	(302)

Earnings	17,558	17,613	18,422	17,687	16,471	3,492

Interest expense	14,554	15,018	15,850	15,240	13,377	3,131
Capitalized interest	324	161	494	307	490	302
Amortization of debt issuance costs	248	248	244	244	252	64

Total fixed charges	15,126	15,427	16,588	15,791	14,119	3,497

Preferred dividends					547	205

Ratio of earnings/fixed charges	1.16	1.14	1.11	1.12	1.17	1.00

Ratio of earnings/fixed charges and preference dividends	1.16	1.14	1.11	1.12	1.12	0.94